Exhibit 99.2

SRK Consulting (Canada) Inc. 1500 – 155 University Avenue Toronto, Ontario, Canada M5H 3B7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

Project number: 5CS010.001

Toronto, October 20, 2017

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

SSR Mining Inc.

Dear Sirs/Mesdames:

Re:	Filing of Technical Report by SSR Mining Inc.

The undersigned is responsible for preparing or supervising the preparation of the technical report titled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017 with an effective date of December 31, 2016 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report and to the inclusion of extracts from, or a summary of, the Technical Report in the Press Release of SSR Mining Inc. dated September 7, 2017 (the “Disclosure”).

The undersigned also confirms that he has read the Disclosure and that the Disclosure fairly and accurately represents the information in the Technical Report for which he is responsible and that the Technical Report supports the Disclosure.

Yours truly,

[“Original signed and sealed”]

Dominic Chartier, PGeo

Senior Consultant (Geology)

SRK Consulting (Canada) Inc.

Local Offices: Saskatoon Sudbury Toronto Vancouver Yellowknife	Group Offices: Africa Asia Australia Europe North America South America